82-5779

WACHTELL, LIPTON, ROSEN & KATZ

04045117

51 WEST 52ND STREET

NEW YORK, N.Y. 10019-6150

TELEPHONE: (212) 403-1000

FACSIMILE: (212) 403-2000

September 21, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pinault-Printemps-Redoute S.A.
<u>Submission Pursuant to Rule 12g3-2(b)(iii)</u>

Ladies and Gentlemen:

By letter dated April 27, 2001, on behalf of our client Pinault-Printemps-Redoute S.A. (the "Company"), we made a submission to the Securities and Exchange Commission (the "SEC") in order to establish the Company's exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to Rule 12g3-2(b) promulgated under the Exchange Act. We are furnishing this letter and the enclosed documents on behalf of the Company in order to maintain such exemption and to comply with the requirements of Rule 12g3-2(b)(iii) of the Exchange Act.

Pursuant to Rule 12g3-2(b)(4), the information contained in, and the documents enclosed with, this letter are not deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), neither this letter nor the furnishing of such information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/28

The information set forth below is a summary of documentation which the Company has made public pursuant to French law or stock exchange rules, filed with a stock exchange (and which was made public by that exchange) and/or distributed to its securities holders:

1. On July 30, 2004, Gucci Group N.V., a 96% owned subsidiary of the Company, issued a press release announcing the appointment of Jonathan Akeroyd as President and Chief Executive Officer of the Alexander McQueen luxury fashion business. A copy of the English language version of this press release is attached as Appendix A to this letter.

2. On September 1, 2004, Rexel, a subsidiary of the Company, issued a press release announcing its results for the first half of 2004. A copy of the English language version of this press release is attached as Appendix B to this letter.

3. On September 2, 2004, the Company issued a press release announcing its results for the first half of 2004. A copy of the English language version of this press release is attached as Appendix C to this letter.

4. Also on September 2, 2004, the Company made a presentation to investors regarding its results for the first half of 2004. A copy of the English language version of this presentation is attached as Appendix D to this letter.

5. On September 8, 2004, Stella McCartney, a brand of Gucci Group N.V., issued a joint press release with adidas announcing a long-term partnership between Stella McCartney and adidas for the creation of the adidas by Stella McCartney sport performance collection. A copy of the English language version of this press release is attached as Appendix E to this letter.

* * * * *

If the SEC has any questions or requires any further information, please contact the undersigned at (212) 403-1331 or David A. Katz, also of this office, at (212) 403-1309. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,

Joshua R. Cammaker

Enclosure

cc: Julien Naginski, Esq.
Pinault-Printemps-Redoute S.A.
David A. Katz, Esq.
Wachtell, Lipton, Rosen & Katz

Appendix A

GUCCI
GUCCI GROUP

JONATHAN AKEROYD APPOINTED CEO OF ALEXANDER McQUEEN

London, July 30, 2004 – Gucci Group N.V. and Alexander McQueen today announced the appointment of Jonathan Akeroyd as President and Chief Executive Officer of the Alexander McQueen luxury fashion business, effective September 1, 2004.

Mr. Akeroyd, 37 years old, brings his extensive experience in fashion retailing to Alexander McQueen. Mr. Akeroyd was previously Merchandising Director of Harrods, where he has enjoyed a successful career for the past 15 years.

Mr. Akeroyd succeeds Sue Whiteley, who successfully ran Alexander McQueen for the past two and a half years.

Mr. McQueen commented: "I am really thrilled at the prospect of working closely with Jonathan. He has fantastic experience that I know will help us to continue the phenomenal growth that our brand is enjoying. I thank Sue warmly for everything she has done."

Mr. Akeroyd added: "It has been a very tough decision to leave Harrods, where I have had the most incredible and rewarding career, especially working so closely with the Chairman of the company, Mohamed al Fayed, whom I hold in the highest esteem. I have a lot to thank Harrods for. On the other hand, the opportunity to work alongside Alexander McQueen to contribute to develop the brand is a once-in-a-lifetime opportunity."

Robert Polet, President and Chief Executive Officer of Gucci Group, added: "I'm very pleased to welcome Jonathan to our team. The McQueen business is making great progress, with brand revenues well in excess of 30 million euros. I am totally confident that Jonathan, in close partnership with Alexander McQueen, will continue that winning combination of huge creative talent and sound business substance."

Gucci Group N.V. is one of the world's leading multi-brand luxury goods companies. Through the Gucci, Yves Saint Laurent, Sergio Rossi, Boucheron, Roger & Gallet, Bottega Veneta, Bédat & Co., Alexander McQueen, Stella McCartney and Balenciaga brands, the Group designs, produces and distributes high-quality personal luxury goods, including ready-to-wear, handbags, luggage, small leather goods, shoes, timepieces, jewelry, ties and scarves, eyewear, perfume, cosmetics and skincare products. The Group directly operates stores in major markets throughout the world and wholesales products through franchise stores, duty-free boutiques and leading department and specialty stores. Gucci Group is owned by Pinault-Printemps-Redoute, a leading European retail and luxury group. Shares in Pinault-Printemps-Redoute are traded on the Paris stock exchange.

For media inquiries:
James Crampton/Katie Bell
Brunswick Group LLP
+44 20 7404 5959

For investors/analysts inquiries:
Enza Dominijanni
Gucci Group N.V.
+39 055 7592 2456

Appendix B

REXEL

September 1, 2004

First-half results 2004

- **Sharp acceleration in sales[1]: +5.3% in Q2 '04 following +1.3% in Q1 '04; +3.4% for H1 '04**
- **Strong improvement in EBITA margin: 4.1% of sales in H1 '04 vs. 3.6% in H1 '03**
- **Improved internally-generated funds from operations and working capital requirements: net debt[2] down € 132 million from June 30, 2003**
- **Strong growth in net income: +64%**

On August 31, 2004, the Rexel Board of Directors, chaired by Jean-Charles Pauze, approved the Rexel Group consolidated and parent company accounts for the first six months of 2004.

Consolidated results, in € million	H1 2004	H1 2003	*Change in %*
Sales	3,308.1	3,332.2	*+3.4%* (1)
Gross margin	25.2%	25.0%	
Operating income	134.3	119.4	*+12.5%*
as % of sales	*4.1%*	*3.6%*	
Net income before goodwill amortization	59.6	43.3	*+38%*
Net income attributable to the group	44.4	27.0	*+64%*
Net income per share	€ 0.65	€ 0.57	*+14%*
Cash flow	90.2	69.9	*+29%*

Consolidated balance sheet, in € million	June 30, 2004	June 30, 2003
Shareholders' equity	1,408	1,385
Net financial debt (including sales of trade receivables)	1,174	1,306

With the announcement of the Group's first half 2004 results, Rexel Chairman and CEO, Jean-Charles Pauze, commented:

"These results mark another step towards our medium-term objective to achieve operating profitability of 5% of sales. The reorganization plan we adopted in 2002 and have been implementing since 2003 continues to yield positive effects, bolstered in the first half of 2004 by favorable economic conditions. With the sales focus of all our people, continued gross margin improvements, and further cost control, we are strengthening our leadership position.

"In the second half of 2004, we expect to boost our EBITA margin by another 0.5 point relative to the second half of 2003."

(1) *On a comparable structural, exchange rate, and trading day basis, vs. the same period in 2003.*
(2) *Including sales of trade receivables.*

Strong sales growth in every geographic area

On a comparable structural, exchange rate, and trading day basis, first half 2004 sales were up 3.4% over the same period in 2003, with increases of 7.5% in Asia-Pacific, 4.8% in the Americas and 1.9% in Europe. Second quarter 2004 sales were up strongly over the second quarter of 2003, +5.3% on a comparable basis, with significant increases in each geographic area: +8.4% in Asia-Pacific, +7.6% in the Americas and +3.5% in Europe.

Taking into account the negative impact of changes in Group structure (€ 99.5 million, mainly related to the disposal of Gardiner) and unfavorable exchange rate fluctuations (€ 77.8 million), reported sales for the first half of 2004 were down 0.7% compared with the same period in 2003.

Further gross margin improvement

Gross margin further improved to 25.2% of sales during the first half of 2004, compared with 25.0% for the same period in 2003, reflecting Rexel's continued efforts to strengthen its commercial efficiency.

In Europe, on a comparable basis, gross profit increased by 3.9% between the first half of 2003 and the first half of 2004. With higher market share in certain countries, Rexel's sales growth was achieved with a stable gross margin at 27.2% on a comparable basis.

In the Americas, gross profit advanced to 21.8% during the first half of 2004 vs. 21.3% on a comparable basis for the same period in 2003. This improvement was due largely to the higher weight of sales from inventory, representing 68.6% of sales in the first half of 2004, vs. 66.4% during the same period the previous year. On a comparable basis, gross profit grew by 8.3%.

In the Asia-Pacific region, on a comparable basis, first-half 2004 gross margin was 26.2%, as against 26.4% for the same period in 2003. This reduction chiefly reflects the greater relative weight of industrial projects in the sales mix and a sales promotion campaign targeting Australian electrical contractors, aimed at gaining market penetration. On a comparable basis, gross profit rose 7.6% over the first half of 2003.

Continuing growth in operating profitability

EBITA grew by 12.5% between the first half of 2003 and the first half of 2004, and by 18.9% on a comparable basis. EBITA margin amounted to 4.1% of sales in the first half of 2004, up from 3.6% in the corresponding 2003 period. Operating expenses dropped from 21.4% to 21.1% of sales between the two periods, primarily reflecting a drop in personnel expenses as a percent of sales, to 12.8% in the first half of 2004 vs. 13.1% in the prior year period.

At June 30, 2004, on a comparable basis, the Group's workforce totaled 21,000, compared with 21,311 at December 31, 2003 and 21,720 at June 30, 2003.

In Europe, EBITA margin amounted to 4.5% of sales in the first half of 2004. EBITA grew by 27.9% on a comparable basis. This trend reflects cost adjustments adopted in 2002 and 2003 relating mainly to logistics system reorganization and the closing of unprofitable branches.

In the Americas, EBITA margin represented 3.5% of sales in the first half of 2004. EBITA grew by 6.5% on a comparable basis, *reflecting an improved sales mix due to the higher weight of sales from inventory.* Improved EBITA was achieved despite costs tied to testing a new IT system and higher variable compensation resulting from a sharp increase in activity.

In the Asia-Pacific region, EBITA margin amounted to 3.9% of sales in the first half of 2004. EBITA grew by 7.8% on a comparable basis. The improvement in operating profitability in this region reflects tighter control of operating expenses.

Strong net income growth

Net financial expense was € 28.8 million in the first half of 2004, down 31% from net financial expense of € 41.7 million in the same period of 2003. This improvement was attributable mainly to reduced average indebtedness, linked principally to the June 30, 2003 € 407.5 million capital increase as well as to improved cash flow and lower working capital requirements.

Income from ordinary activities was € 105.5 million, a 36% increase over the first half of 2003.

Non-recurring expenses amounted to € 19.4 million in the first half of 2004 vs. € 13.7 million for the same period the year before. The 2004 figure mainly includes € 26.3 million in restructuring charges and write-down of IT assets, partially offset by € 7.2 million in capital gains on asset sales.

Income taxes totaled € 26.5 million, representing an effective tax rate of 30.8% vs. 32.3% at June 30, 2003.

After goodwill amortization of € 15.2 million, net income attributable to the Group amounted to € 44.4 million in the first half of 2004, up 64% from € 27.0 million in the first six months of 2003.

Improved working capital requirements and reduced financial debt

Internally-generated funds from operations for the first half of 2004 amounted to € 90.2 million vs. € 69.9 million in the first half of 2003, a 29% improvement due mainly to EBITA improvement.

Despite a 3.4% increase in sales, first-half 2004 working capital needs were down € 6.8 million, before sales of trade receivables, on a constant structural, exchange rate and trading day basis. Working capital requirements represented 16.7% of sales vs. 17.3% in the first half of 2003.

Gross capital expenditures amounted to € 22.1 million in the first six months of 2004, vs. € 21.9 million in the first half of 2003.

After asset disposals and changes in receivables and debt related to fixed assets, amounting to € 3.9 million in the first half of 2004 vs. € 35.3 million in the corresponding 2003 period, net capital expenditures totaled € 18.2 million, vs. income of € 13.4 million for the same period in 2003.

Free cash flow (*) for the first half of 2004 was € 78.7 million, while in the first half of 2003 the corresponding figure was € 48.0 million before favorable, one-time changes in working capital requirements and substantial divestments. Including these two factors, first-half 2003 free cash flow was € 153.9 million.

(*) Internally-generated funds from operations – changes in working capital requirements before sales of trade receivables – net investments

Shareholders' equity increased by € 24.4 million from December 31, 2003 to € 1,407.9 million at June 30, 2004. This increase was due mainly to net income of the period (€ 44.4 million) as well as to favorable currency differences (€ 16.2 million), partially offset by a € 36.6 million dividend payment.

Net financial debt at June 30, 2004, including discounted trade receivables, was € 1,174.0 million, down by € 21.1 million from the 2003 year-end level, despite the reintegration of € 25.4 million reflecting a change in French accounting rules, effective June 1, 2004 (CRC Rule n° 2004-03).

The € 1,174.0 million amount consists of € 385.8 million in net financial debt and € 788.2 million in sales of trade receivables, vs. € 424.9 million and € 770.2 million respectively at December 31, 2003.

Corporate Governance and Regulatory Changes

In order to update and complete the articles of association of Rexel with respect to corporate governance matters and take account of certain terms in recent French securities regulations (*Ordonnance* of June 24 2004), the Board of Directors has called an Extraordinary General Meeting of Shareholders scheduled for October 19, 2004.

Assessment of the principal consequences of IFRS accounting standards on financial statements

Pursuant to European Rule n°1606/2002 of July 19, 2002, starting with financial year 2005, Rexel will establish consolidated financial statements according to International Financial Reporting Standards (IFRS), and in particular IFRS 1 "First application of IFRS standards," featuring a restatement of 2004 financial statements for comparison purposes.

Rexel has carried out an assessment of the main differences in the treatment of its January 1, 2004 opening balance sheet based on application of IFRS valuation standards versus French accounting standards.

These differences would result in a reduction of shareholders' equity resulting from the new mode of accounting of pension liabilities and other employee benefit schemes, for € 50 million, various adjustments – accruals, leasing contracts and derivative financial instruments – for € 60 million, and impairment of goodwill for about € 150 million.

In addition, the implementation of the new norms would result in an increase in financial debt, chiefly related to the accounting treatment of items detailed in the notes to Rexel's 2003 Reference Document, i.e. programs of trade receivables sales for € 770 million and certain lease-financing contracts for € 130 million.

Transition to IFRS would have a positive effect on Rexel's 2004 net income, primarily due to the elimination of goodwill amortization.

Neither Rexel's external growth objectives, nor its operating profitability targets are affected by the impact of transition to IFRS.

2004 outlook

On a comparable structural, exchange rate, and trading day basis, growth in sales for full year 2004 should exceed the rate achieved in the first half. On this basis, Rexel's EBITA margin in the second half of 2004 should be approximately 0.5 point higher than in the corresponding period of 2003.

Rexel, a subsidiary of Pinault-Printemps-Redoute, is the world's leading distributor of electrical equipment and supplies, with a network of 1,700 sales outlets in 29 countries and 21,000 employees.

Contacts
Press:
Claire-Valérie Guillen Tel: (331) 5847 9787 Email: claire-valerie.guillen@eurorscg.fr
Financial analysts/investors:
Frédéric de Castro Tel: (331) 4285 7612 Email: fdecastro@rexel.fr

Corporate Website: http://www.rexel.com

Appendix C

PINAULT
PRINTEMPS-REDOUTE

Paris, September 2, 2004

PRESS RELEASE

2004 HALF-YEAR RESULTS

- **Strong growth in pro-forma EBIT of the "New PPR"*: up 14.6%**
- **Sharp increase in free cash flow** of the "New PPR": up € 314 million**

On September 1, 2004, the Pinault-Printemps-Redoute Supervisory Board, chaired by Patricia Barbizet, met to examine the Group's financial statements for the six months ended June 30, 2004, as approved by the Management Board and certified by the Statutory Auditors.

	PPR - Reported			PPR - Pro forma *			New PPR - Pro forma *		
(in € million)	H1 04	H1 03	change	H1 04	H1 03	change	H1 04	H1 03	change
Sales	11,370.5	12,274.4	-7.4%	11,370.5	10,661.4	+6.7%	8,062.7	7,507.3	+7.4%
Gross margin	4,380.2	4,649.3	-5.8%	4,380.2	4,105.6	+6.7%	3,547.6	3,319.6	+6.9%
EBIT	569.2	581.0	-2.0%	569.2	492.4	+15.6%	434.9	379.4	+14.6%
Income from ordinary activities before taxes	416.0	411.3	+1.1%						
Non-recurring items	(12.7)	(206.6)	ns						
Group net income	191.1	118.3	+61.5%						

** Please refer to page 6 for definitions of pro-forma and "New PPR"*
*** Cash flow from operations – changes in Net Working Capital- net capex*

Commenting on Pinault-Printemps-Redoute's performance in the first half of 2004, Serge Weinberg, Chairman of the Management Board, stated: "*Our first-half results are tangible evidence of the soundness of the strategic shift implemented by the Group over the last 18 months. The outstanding operating results and marked improvement in free cash flow of the 'New PPR' underscore the strong performance of the Group, which combines sustained organic growth, high and growing profitability, and strong cash flow generation. Renewed buoyancy in Luxury Goods and increased operating efficiency in the Retail sector give us great confidence for the future.*"

Strong growth in sales on a comparable basis

Reported Group sales of € 11,370.5 million in the first half of 2004 reflect a negative impact of € 1,359.3 million attributable to changes in the Group structure, € 253.7 million from exchange rate fluctuations and a negative calendar effect of € 80 million. Sales were up 5.9% on a comparable basis in terms of Group structure, exchange rate and number of days.

The 7.4% increase in **pro-forma sales of the "New PPR"** was attributable to sales growth of 6.7% in Retail and 11.1% in Luxury Goods.

In France, Retail sales rose 5.5% on a comparable basis in terms of Group structure, exchange rate and number of days, while the stronger consumer spending environment enabled Retail companies to gain market share in most product categories. Retail sales outside France rose 7%, reflecting the Retail companies' continuing international expansion. E-commerce posted spectacular growth of 39.7%, confirming its outstanding potential and its ability to attract new categories of customers to the Group's brands.

Luxury Goods sales increased during the period from November 2003 to April 2004, reflecting strong sales performances by the Gucci Division, up 13.7%, Yves Saint Laurent, up 12%, and particularly Bottega Veneta, up 45.8%.

Robust operating performance

- Reported operating results confirm the soundness of the strategic shift undertaken by the Group. The increase in reported gross margin, up 0.6 point to 38.5%, and operating margin, up 0.3 point to 5%, were mainly attributable to the Group's strategy of focusing on its most profitable activities.

- Pro-forma operating results were underpinned by strong gross margin and tight cost control.

On a pro-forma basis, gross margin grew by 6.7% to € 4,380.2 million, driven by improved margins at Rexel, up 5.8%, and a 6.9% increase in gross margin at the "New PPR", as purchasing efficiencies helped offset various unfavorable mix effects. The pro-forma gross margin remained stable at 38.5%.

The increase in pro-forma payroll expenses was limited to 4.1% thanks to substantial productivity gains. The ratio of payroll expenses to gross margin improved by 1 point to 37.7%. Other operating income and expenses rose 6.4% on a pro-forma basis, primarily due to new business development.

Underpinned by these positive developments, pro-forma Group EBIT rose by 15.6%, driven by improved operating performances at Rexel, up 18.8%, and the "New PPR", up 14.6%. Despite disappointing results in February-April, the Luxury goods activities recorded a 33% increase in EBIT in the first half. The Gucci brand reported a 6.1% increase in EBIT while Bottega Veneta, Boucheron and the designer brands considerably reduced their operating

losses. Retail division EBIT grew by 4.7%, thanks to productivity gains and tight cost control. Nearly all of the Retail companies recorded growth in operating results for the period.

Pro-forma operating margin rose by 0.4 point to 5%. This significant increase was driven by improved operating profitability at Rexel, up 0.5 point to 4.1%, and the "New PPR", up 0.3 point to 5.4%, due to a sharp rise in Luxury Goods, up 1.9 point.

Marked improvement in financial income

Net financial expenses declined 9.7% to € 153.2 million, primarily reflecting lower average net financial indebtedness during the half –year as a result of earlier strategic disposals.

Strong growth in results

- **Non-recurring expenses** amounted to € 12.7 million and encompassed: (i) € 195.4 million in net gains on the sale of assets, primarily linked to the sale of an additional 14.5% stake in the consumer credit business; (ii) restructuring expenses of € 59 million, of which € 51 million in Luxury Goods; and (iii) other non-recurring items including the write-down of certain Luxury Goods assets, for € 147.7 million, and Rexel assets, for € 35.5 million, along with the reversal of provisions on treasury stock in the amount of € 29.1 million.

- The Group's **tax expense** of € 117.3 million for the period included an € 8.5 million tax charge on non-recurring income and a € 40.5 million tax charge arising from the capital gain on the sale of the 14.5% stake in the consumer credit business. The effective tax rate came to 26% versus 25% in the second half of 2003.

- **Net income** of consolidated companies rose 30.1% to € 286 million in the first half. Group net income surged 61.5% to € 191.1 million. Excluding non-recurring items, Group net income stood at € 202.7 million, up by 0.3%.

Financial structure and cash flow

(in € million)	H1 2004	H1 2003
Free cash flow from operations	(17.6)	(393,2)

	06/30/2004	06/30/2003
Consolidated shareholders' equity	7,540.9	8,910.9
o/w Shareholders' equity- Group share	6,949.2	6,550.3
Net indebtedness	7,885.4	5,512.9

Free cash flow from operations improved by € 375.6 million compared to the same period last year. This sharp improvement reflects: (i) an increase in the Group's net cash from operating activities to € 531.3 million over the period, up 4.6% on a reported basis and 15.1% after adjusting for disposals; (ii) a sharp decline in working capital requirements, notably in Luxury Goods and (iii) the reduction in net capital expenditure (€ 187.4 million in H1 2004 vs € 233.3 million), in line with Group strategy.

Consolidated shareholders' equity amounted to € 7,540.9 million at June 30, 2004, a drop compared with June 30, 2003, due to the increased stake in Gucci Group. Shareholders' equity - Group share rose by 6.1% to € 6,949.2 million.

The change in Group net indebtedness at June 30, 2004 was mainly attributable to the previously announced impact of the acquisition of minority interests in Gucci Group in April and May 2004.

Highlights of the first half of 2004: Strategic shift continues

- Successful completion of offer to purchase Gucci Group shares:

Pursuant to the commitment made in September 2001, Pinault-Printemps-Redoute completed an offer to purchase all of the outstanding Gucci Group shares not already owned by the Group. Following the tender offer, Gucci Group shares were delisted from the New York and Amsterdam stock exchanges, and Pinault-Printemps-Redoute now holds 99.39% of the share capital of Gucci Group. Pinault-Printemps-Redoute has initiated proceedings with the Commercial Court in Amsterdam for the withdrawal of Gucci Group shares.

- New management team and organisation at Gucci Group:

Alessandra Facchinetti, John Ray and Frida Giannini have been appointed as creative directors of Gucci's womenswear, menswear and accessories, respectively. Stefano Pilati has been appointed creative director of Yves Saint Laurent.
Robert Polet assumed his functions as Chief Executive Officer of Gucci Group as of July 1, 2004.

- Sale of an additional stake in Finaref:

As part of its program to dispose of non-strategic assets, Pinault-Printemps-Redoute sold an additional 14.5% stake in its consumer credit business to Crédit Agricole in late March. The Group will retain a 10% stake in Finaref as part of a long-term partnership in the business.

Other highlights of the period

- Retail division expands and optimizes its commercial operations

Retail companies continued to expand in France and abroad.

While continuing its strategy of new store openings with a strong emphasis on international development, Conforama is actively pursuing the deployment of its new store format, with extremely positive results. Fnac is reinforcing its leading positions mainly in cultural goods and the most innovative technological products in France and is expanding its footprint abroad. In addition to opening new stores in established markets, Fnac recently signed a partnership agreement with the Greek retailer, Marinopoulos Group.

Redcats is accelerating the development of its leading brands in France and consolidating the presence of its home-grown brands on overseas markets, particularly in Europe. In the US, Redcats USA is implementing an action plan to restore sales growth through a combination of innovative marketing and merchandising initiatives and the introduction of a new overstocks activity, which will help offset the phase-out of its activities with Sears. Printemps is boosting sales through its program to reallocate selling space and the development of its Sports division and Madelios.

CFAO is successfully pursuing its development in North Africa and consolidating its leading positions in its core businesses in the automobile, pharmaceuticals and high technology sectors.

- Reinforced financial structure

In late March, the Group completed a € 650 million bond issue with a 5.25% coupon, maturing in 2011. This was followed by an additional € 150 million tranche in July 2004. The Group thus continues to strengthen its financial structure by diversifying its sources of funding and extending the maturity of its debt.

Subsequent event

On July 1, 2004, Redcats signed an agreement to acquire Jotex, a Scandinavian home shopping company specializing in home textiles. The acquisition is part of Redcats' strategy to reinforce its presence in this region and expand its product offering in the household category.

Pro-forma

In order to provide meaningful comparisons between interim positions at June 30, 2004 and June 30, 2003, pro-forma income statements were prepared based on the following principles:

- companies divested or deconsolidated in 2004 and 2003 were excluded from the scope of consolidation as of January 1, 2003,

- companies acquired and fully consolidated for the first time in 2004 or during 2003 were consolidated over a period of 6 months in 2004 and 2003,

- the 2003 income statements of foreign subsidiaries are converted at the average exchange rate for the first half of 2004.

"New PPR"

"New PPR" corresponds to Luxury Goods (Gucci Group), Retail activities (Conforama, Fnac, Mobile Planet, Printemps and Redcats, including Credit and Financial Services businesses, Orcanta; Kadéos and CFAO) and the head office.

The presentation of half-year results 2004 to the financial community will be broadcast live from 8:30 am on http://international.pprgroup.com. A recorded version will be also available later in the day. To listen to the audio of the presentation, it's necessary to have Real Player or Windows Media Player.

CONTACTS

Media:	Thomas Kamm	+33-1 45 64 63 46
	Catherine Malek	+33-1 45 64 61 20
Analysts/Investors:	David Newhouse	+33-1 45 64 63 23
	Alexandre de Brettes	+33-1 45 64 61 49
Media website:	www.pprlive.com	
Analysts/investors website:	www.pprfinance.com	

Appendix D

PINAULT
PRINTEMPS-REDOUTE

First-half Results 2004

September 2, 2004

This presentation contains forward-looking statements (as defined in the United States Private Securities Litigation Reform Act, as amended) based upon current management expectations.

Numerous risks, uncertainties and other factors (including, among others, risks relating to: governmental regulation affecting our businesses; competition; our ability to manage rapid changes in technology in the industries in which we compete; litigation risks; labor issues, unanticipated costs from acquisitions, dispositions and joint ventures) may cause actual results to differ materially from those anticipated, projected or implied in or by the forward-looking statements.

Many of the factors that will determine our future results are beyond our ability to control or predict. These forward-looking statements are subject to risks and uncertainties and, therefore, actual results may differ materially from our forward-looking statements. You should not place undue reliance on forward-looking statements which reflect our views only as of the date of this presentation. We undertake no obligation to revise or update any forward-looking statements, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

Contents

1. A major step in the Group's strategic shift

Serge Weinberg
Chairman of the Management Board

H1 2004: highlights

- Operational takeover of Gucci
- Strong sales performance in Retail
- Strong financial performance by PPR and the “New PPR”
- Sharp improvement in Rexel’s results

Operational takeover of Gucci

- Success of the public offer: 99.4% of Gucci's share capital
- New teams and organization in place
- November 2003 - April 2004 performance
  - Sales*: +11.1%
  - EBIT pro forma: +33%
- Successful new collections
- Rationalization measures

** On a comparable basis in terms of structure, exchange rate and number of days*

Excellent sales performance in Retail

- Organic growth in France (+5.5%*), exceeding:
  - household consumption (+4.5%)
  - growth in non-food products in hypermarkets in key categories
  - home furnishings, clothing/apparel, leisure and culture markets
- Further international sales growth
  - International sales: +7.0%*
  - Europe outside France : +7.3%*

** On a comparable basis in terms of structure, exchange rate and number of days*

Further market share gains in French Retail

Products	Companies	PPR Market share	Growth differential vs. market
White (home appliances)	Conforama, Redcats, Printemps	10.1%	-1.9 pt
Brown (consumer electronics & photo)	Conforama, Fnac, Redcats	15.2%	+0.5 pt
Grey (PCs and telephony)	Conforama, Fnac, Redcats	21.1%	+1.1 pt
Books	Fnac	15.6%	+2.8 pts
CDs	Fnac	28.5%	+13.6 pts
Apparel	Redcats, Printemps, Orcanta	7.9%	+2.4 pts
Furniture	Conforama, Redcats	19.6%	+2.3 pts
Selling formats			
Mail order	Redcats	32.4%	+0.6 pt
Department stores	Printemps	26.4%	-0.3 pt

Source : PPR and trade organizations

Favorable financial performance by PPR

- Success of PPR's strategic shift: numbers tell the story
  - Sustained organic growth*: +6.7%
  - Gross margin up 0.6 points to 38.5%
  - Operating margin up 0.3 points to over 5%
  - Net income (Group share): +61.5%

* *Pro forma*

Sharp growth in results of the "New PPR"

- Confirmation of the profitable organic growth profile of the "New PPR"

	Δ Reported	Δ Pro forma
Sales	+5.0%	+7.4%
Gross margin	+3.9%	+6.9%
EBIT	+10.7%	+14.6%

Dramatic improvement in free cash flow from operations of the "New PPR"

(in € million)

Free cash flow from operations	
1st half 2003	(424,7)
1st half 2004	(110,8)
Variation	+313,9

PINAULT PRINTEMPS-REDOUTE

Rexel : significant improvement in performance

- Acceleration in H1 2004
  - H1 sales : +3.4%* (Q1: +1.3%* and Q2: +5.3%*)
  - Gross margin up 0.2 points to 25.2%
  - EBIT: +12.5%, +18.8% pro forma
  - Cash flow: +29%

** On a comparable basis in terms of structure, exchange rate and number of days*

PINAULT PRINTEMPS-REDOUTE

2. Analysis of 2004 Half-Year Results

Patrice Marteau
Corporate Secretary and CFO

Group income statement reported (1/2)

(in € million)	**H1 2004**	H1 2003	%
Sales	**11,370.5**	**12,274.4**	**-7.4**
Gross margin	**4,380.2**	**4,649.3**	**-5.8**
Gross margin as %	*38.5%*	*37.9%*	*+0.6pt*
Payroll and benefits	(1,653.3)	(1,828.2)	-9.6
Productivity rate	*37.7%*	*39.3%*	*- 1.6 pt*
Other operating income and expenses	(1,937.9)	(2,015.8)	-3.9
EBITDA	**789.0**	**805.3**	**-2.0**
Depreciation and amortisation	(219.8)	(224.3)	-2.0
EBIT	**569.2**	**581.0**	**-2.0**
EBIT margin	*5.0%*	*4.7%*	*+0.3 pt*
Financial income/expenses	(153.2)	(169.7)	- 9.7
Ordinary income before taxes	**416.0**	**411.3**	**+1.1**

Group income statement reported (2/2)

(in € million)	**H1 2004**	H1 2003	%
Ordinary income before taxes	**416.0**	**411.3**	**+1.1**
Non-recurring income	(12.7)	(206.6)	-
Income tax	(117.3)	15.2	-
Tax rate	*29.1%*	*-7.4%*	-
Net income from consolidated companies	**286.0**	**219.9**	**+30.1**
Equity affiliates	11.7	28.9	-59.5
Amortisation of goodwill	(52.7)	(64.3)	-18.0
Net consolidated income	**245.0**	**184.5**	**+32.8**
Minority interests	53.9	66.2	-18.6
Net income (Group share)	**191.1**	**118.3**	**+61.5**

Pro forma income statement – "New PPR"*

(in € million)	**H1 2004**	H1 2003	%
Sales	**8,062.7**	**7,507.3**	**+7.4**
Gross margin	**3,547.6**	**3,319.6**	**+6.9**
Gross margin as %	*44.00%*	*44.22%*	*-0.22 pt*
Payroll and benefits	(1,229.9)	(1,176.6)	+4.5
Productivity rate	*34.67%*	*35.44%*	*-0.78 pt*
Other operating income and expenses	(1,687.1)	(1,584.3)	+6.5
EBITDA	**630.6**	**558.7**	**+12.9**
Depreciation and amortisation	(195.7)	(179.3)	+9.1
EBIT	**434.9**	**379.4**	**+14.6**
EBIT margin	*5.39%*	*5.05%*	*+0.34 pt*

** Excl. Rexel, restated for the impact of Group structure and exchange rates*

Pro forma gross margin remains stable

Gross margin/Sales	**H1 2004**	**H1 2003**	**H2 2003**
Luxury Goods	67.31%	68.26%	65.87%
Retail	39.38%	39.64%	38.50%
New PPR	**44.00%**	**44.22%**	**42.44%**
Rexel	25.18%	24.94%	24.62%
Total Group	**38.52%**	**38.51%**	**37.54%**

Sharp increase in pro forma EBIT



(in € million)
H1 2003
H1 2004
+33.0%
113.1
150.4
+4.7%
278.7
291.8
-12.4
-7.3
+14.6%
379.4
434.9
+18.8%
113.0
134.3
+15.6%
492.4
569.2
Luxury Goods
Retail
Holding Co
New PPR
Rexel
PPR

PINAULT PRINTEMPS-REDOUTE

Luxury Goods reported EBIT up 24.9%



(in € million)
+6.1%
218.2
231.5
H1 2003
H1 2004
-11.1%
-35.1
-39.0
NS
6.2
-0.5
+34.7%
-10.1
-6.6
+40.5%
-58.8
-35.0
Gucci Division
Yves Saint Laurent
YSL Beauté
Bottega Veneta
Other brands*

Luxury Goods pro forma EBIT : +33%

PINAULT PRINTEMPS-REDOUTE

** Corporate and other brands*

Retail pro forma EBIT* up 4.7%



(in € million)
H1 2003
H1 2004
-1.3%
87.3
86.2
+17.8%
17.4
20.5
NS
0.6
1.5
+3.1%
99.2
102.3
+7.4%
76.6
82.3
NS
-2.4
-1.0
Conforama
Fnac
Printemps
Redcats
CFAO
Others*

* Kadéos, Orcanta, Mobile Planet

PINAULT PRINTEMPS-REDOUTE

Improvement in pro forma operating margin

EBIT/Sales	**Pro forma 2004**	Pro forma 2003	Change
Luxury Goods	11.26%	9.42%	+1.84 pt
Retail	4.34%	4.42%	-0.08 pt
New PPR	**5.39%**	**5.05%**	**+0.34 pt**
Rexel	4.06%	3.58%	+0.48 pt
Total Group	**5.01%**	**4.62%**	**+0.39 pt**

Net financial expenses

Gross debt breakdown :



74.2%
25.8%
64.9%
35.1%
2003
2004
Bonds
Others



62.0%
38.0%
56.0%
44.0%
2003
2004
Fixed rate
Floating rate

(in € million)	June 2004	June 2003
Average interest rate	**3,6%**	**3,6%**
Net financial debt at June	**7,885.4**	**5,512.9**
Net financial expenses on borrowings	(162.4)	(167.9)
Income on long term investments	9.3	9.1
Interest income from operating activities	(0.1)	(10.9)
Net financial expenses	**(153.2)**	**(169.7)**

PINAULT PRINTEMPS-REDOUTE

Non-recurring items

(in € million)	« New PPR »	Rexel	**Total H1 2004**
Net gain on asset disposals	188.2	7.2	195.4
Restructuring costs	(55.9)	(3.1)	(59.0)
Other non-recurring expenses	(125.6)	(23.5)	(149.1)
TOTAL	**6.7**	**(19.4)**	**(12.7)**

Effective tax rate

(in € million)	**H1 2004**	H1 2003
Taxes on current income	(108.8)	(103.1)
Taxes on non-recurring income	(8.5)	118.3
Total taxes	**(117.3)**	**15.2**
Tax rate on current income	**26.15%**	**25.07%**
Effective tax rate	**29.09%**	**-7.43%**

Financial Structure

Consolidated Balance Sheet

(in € million)	June 2004	December 2003	Change	June 2003
Fixed assets	**14,763.9**	**13,564.7**	**1,199.2**	**13,735.8**
Intangible assets	11,857.4	10,460.5	1,396.9	10,484.6
Property, plant and equipment	2,510.5	2,668.2	(157.7)	2,728.4
Long-term investments	396.0	436.0	(40.0)	522.8
Working capital requirement	**1,220.8**	**656.6**	**564.2**	**1,215.8**
Shareholders' equity (1)	**7,540.9**	**8,630.7**	**(1,089.8)**	**8,910.9**
Contingency provisions	**558.4**	**558.8**	**(0.4)**	**527.8**
Net financial debt	**7,885.4**	**5,031.8**	**2,853.6**	**5,512.9**
(1) Group share	6,949.2	6,899.2	50.0	6,550.3

Note: Customer loans € 433.0 million in June 2004, € 439.9 million in December 2003 and € 413.1 million in June 2003

PINAULT PRINTEMPS-REDOUTE

Changes in shareholders' equity

(in € million)	Shareholders' equity		
	Group share	Minority Interests	TOTAL
At December 31, 2003	**6,899.2**	**1,731.5**	**8,630.7**
Treasury stock	**108.9**		**108.9**
Dividends	**(278.9)**	(25.0)	**(303.9)**
Other changes	**28.9**	7.6	**36.5**
Net income for the year	**191.1**	53.9	**245.0**
Changes in scope	–	(1,176.3)	**(1,176.3)**
At June 30, 2004	**6,949.2**	**591.7**	**7,540.9**

PINAULT PRINTEMPS-REDOUTE

Changes in net financial debt

(in € million)

Net financial debt at December 31, 2003	**5,031.8**
Increased stake in Gucci Group	2,630.0
Net divestments	(68.7)
Treasury stock	(108.9)
Free cash flow from operations	17.6
- *"New PPR" **	*110.8*
- *Rexel*	*(93.2)*
Dividends	293.2
Other changes	90.4
Net financial debt at June 30, 2004	**7,885.4**

* *Excl. leasing agreement investments (€ 9.9 mn)*

Very sharp increase in free cash flow from operations in 2004 vs. 2003

(in € million)	Luxury Goods	Retail	Holding Co.	**New PPR**
H1 2004	**200.3**	**(340.3)**	**29.2**	**(110.8)**
H1 2003	**(24.2)**	**(394.1)**	**(6.4)**	**(424.7)**
Changes	**224.5**	**53.8**	**35.6**	**313.9**
Change in operating cash flow	*(0.5)*	*11.1*	*38.9*	***49.5***
Change in WCR	*166.9*	*23.6*	*9.8*	***200.3***
Change in capex	*58.1*	*19.1*	*(13.1)*	***64.1***

Other financial items

- March 2004: Successful € 650 million bond issue (maturing in 2011), raised to € 800 million in July 2004
- Financing available as of June 30, 2004: € 3.8 bn
- Average maturity of debt: 2.6 years
- Within covenants

PINAULT
PRINTEMPS-REDOUTE

3. Development of the "New PPR"

Serge Weinberg
Chairman of the Management Board

Development of the "New PPR"

- Profitable growth in Retail
- A new era in Luxury Goods

Retail: four strategic priorities

- Strengthen competitive positions in France
- Develop our international businesses
- Reinforce leading positions in e-commerce
- Improve operating efficiency

Four strategic priorities:
Strengthen competitive positions in France

At the core of new consumer trends

- Apparel and Lifestyle:

Redcats

- Strengthen leadership of Redcats in France through rapid development of flagship brands: La Redoute, Vertbaudet and Daxon
- Accelerate recruitment of new customers through the web

Printemps

- Pursue positioning on the most buoyant market segments: fashion, beauty and accessories
- Confirmation of breakeven of Sports division in 2004
- Continued development of Madelios

Four strategic priorities:
Strengthen competitive positions in France

At the core of new consumer trends

- Leisure and Home Furnishings

Fnac

- Maintain leadership in editorial products
- Strengthen positions in new innovative technologies – assortment, merchandising, communication
- Development of digital offering (photo printing and music downloading)
- Build on the new Fnac Eveil & Jeux concept

Conforama

- Expand offer of home decoration items
- Develop technological products (photography/PCs)
- Success of the carry-out business and promotional merchandising

Retail:
Continuing international development

Growth in sales H1 04/H1 03
on a comparable structure and exchange rate basis



Americas: +0.6%
Europe excl. France:
+8.0%
Africa: +14.7%
Asia / Pacific: +5.0%

Group sales outside of France
in H1 2004 = € 2.9 billion

Four strategic priorities:
Develop our international businesses

- **Conforama**: Open 25 to 30 stores between 2004 and 2006
  - Continue international expansion in Spain, Portugal, Switzerland and Poland
  - Launch Conforama brand in Italy alongside Emmezeta
- **Fnac**: Open 15 stores between 2004 and 2006
  - Pursue profitable growth in Spain, Belgium and Portugal
  - Intensify presence in Switzerland, Italy and Brazil in order to reach breakeven in 2006
  - Joint venture with the Marinopoulos Group in Greece

Four strategic priorities:
Develop our brands abroad

- **Redcats**: Capitalize on our brands
  - Strengthen our brands internationally
    - Enter new countries with La Redoute
    - Alongside the “Big Book”, internationalize selected La Redoute specialogs: AM.PM., So’Home
    - Develop Vertbaudet and Daxon in synergy with La Redoute
    - Develop UK, Scandinavian and US brands
- **CFAO**: Continue expansion in all 3 business segments
  - Accelerate the successful development in Mediterranean Africa
  - Targeted partnerships and acquisitions

Step up deployment of the new Conforama format

- Pursue new format across all stores by 2007
- All new stores built along new format
- 13 stores renovated in 2003, 22 planned for 2004
- Sales of new format stores up 23% in H1 2004, vs. 1.5% at unrenovated stores
- Significant growth in the small decoration/carry-out business: +65% (H1 2004)

Reinforce leading positions in e-commerce

- Pursue rapid pace of Internet sales growth
  - Over € 1 billion in sales in 2004


(in € million)
Internet sales
As a % of Retail sales
3.9%
5.4%
6.8%
542
752
1,000
2002
2003
2004E

No 1 e-commerce Group in France

- Internet: a growth booster
  - Attract new categories of customers and develop new services
- Internet: contribute to improved profitability
  - Bolster global profitability of home shopping sales by reducing transaction and marketing costs
  - Achieve fnac.com breakeven in 2004

Improve operating efficiency

- Pursue initiatives launched in H1
  - Improve sourcing of Group purchasing and develop cross-business tools (PPRP, GNX, Welcome)
  - Productivity gains
  - Control of WCR

Redcats US action plan

- New team appointed in January 2004
- New marketing tools rolled out after positive test phase in spring / summer 2004 (new catalogs to boost recruitment, targeted promotions, gifts)
- Acceleration of brand positioning: product offering, communication ("casual, comfortable, sportswear" for Lane Bryant, "more feminine and dressier" for Roaman's, "classy and smart working American" for Chadwick's)
- Launch of a new web platform reinforcing personalisation and multi-channel approach (March 2005)
- Launch of overstocks activity
- Shift in product creation process and purchasing
  - Specially designed products vs. standard bought products
  - Doubling, by 2007, of purchasing through Redcats purchasing offices in Asia vs. importers

Develop Conforama's home furnishing central purchasing office

- Starting in 2003, international sourcing of furniture gradually introduced by Conforama
- 5-year objectives:
  - Transfer € 1 bn in furniture purchasing
  - Diversify supplies and achieve substantial improvement in purchasing terms
- Major contribution to the 0.35 bp increase in gross margin in H1 2004; acceleration of this contribution in H2 2004

Pursue Fnac's gross margin program

- Extend the impact of measures taken in H1 2004 to limit the negative effect of the product mix on operating margin
  - Reminder of H1 results:
    - Gross margin stable compared with H2 2003
    - Improved operating margin compared with H1 2003: up 0.1 pts
  - Accelerate implementation of gross margin program:
    - Improve purchasing terms
    - Increase the weight of consumables and accessories
    - Develop the Fnac private label
    - Upgrade the product range
    - Energize books and music offering
    - Reduce discounts
    - Promote sale of services
- Beyond gross margin program, improve Fnac's profitability through:
  - Sales dynamics
  - Development of technical products with high average selling prices and profitability
  - Cost containment

PINAULT
PRINTEMPS-REDOUTE

Robert Polet

CEO
Gucci Group

Recent trends in luxury Goods: Sales growth of main brands

- Comparable* sales growth for main brands May-July 2004
  - Total sales



in %
80
40
0
+16.0%
+21.5%
+77.0%
+9.5%
Gucci
YSL
Bottega Veneta
YSL Beauté

  - DOS sales



in %
60
20
0
+15.0%
+54.0%
+67.5%
Gucci
YSL
Bottega Veneta

PINAULT PRINTEMPS-REDOUTE

* On a comparable scope, exchange rate and trading day basis.

Recent trends in luxury Goods: Sales growth of main brands

- Comparable* sales growth for main brands by region May-July 2004
  - Total sales



in %
30
20
10
0
+13.0%
+18.5%
+6.0%
+30.0%
Europe
US
Japan
Asia / Pacific

* On a comparable scope, exchange rate and trading day basis.

PINAULT PRINTEMPS-REDOUTE

Recent trends in luxury Goods:

■ Comparable* sales growth by category May-July 2004



in %
25
15
5
-5
+22.0%
+12.5%
+14.5%
+20.5%
-2.3%
+8.0%
+13.5%
Leather goods
Footwear
Ready to wear
Watches
Jewelry
Fragrances
Makeup

* *On a comparable scope, exchange rate and trading day basis.*

Luxury Goods

- Around the world in 60 days: 163 stores, 12 countries, 2500 people
- 3 key assets
  - Strong brands
    - Aspirational / exclusive / quality craftsmanship
    - Longevity / consistency
    - Manage for growth and profitability
  - Outstanding people
    - Diversity
    - Strong local teams
    - Store management
  - Entrepreneurial culture
- A new structure
  - Multifunctional teams led by Brand CEOs
  - Each brand with its own designers
  - Freedom within framework set by Gucci Group

Luxury Goods

- **Next steps**
  - Work with brand teams on three-year strategic plans
  - Define each brand's role within Gucci Group portfolio and set their longer-term objectives
  - Energize the new organization

Luxury Goods

- Recent and upcoming events
  - New Cruise collections in stores at the end of October: good wholesale orders
  - First men's collection by John Ray presented in June, first women's collections by Alessandra Facchinetti and Frida Giannini (Gucci), Stefano Pilati (Yves Saint Laurent) in coming weeks
  - Gucci
    - Store openings in Taipei, Milan and Beijing in July and August
    - Scheduled store openings in Berlin, Shanghai, Guam and Osaka in coming months
  - Bottega Veneta
    - Opened flagship store on Fifth Avenue
    - Planned openings in Seoul, Taipei and Kuala Lumpur
  - YSL Beauté
    - Launch of "Cinéma", a new women's fragrance by YSL, in October

PINAULT
PRINTEMPS-REDOUTE

Serge Weinberg

Chairman of the Management Board

Recent business trends

■ Sales (July 2004)

	Δ 04/03 Comparable basis*
Leisure and Home Furnishings Division	+ 6.7%
Apparel and Lifestyle Division	+ 2.2%
CFAO	+ 9.1%
Total Retail	**+ 5.5%**

** On a comparable basis in terms of structure, exchange rate and number of days*

Conclusion

PINAULT
PRINTEMPS-REDOUTE

First-half Results 2004

PINAULT PRINTEMPS-REDOUTE

Appendices

2004 half-year results

Sales by company

(after I/G elimination)

(in € million)	Reported H1 2004	Reported H1 2003	Change in %	Proforma H1 2004	Proforma H1 2003	Change in %
Luxury Goods	**1,335.2**	**1,278.7**	**4.4%**	**1,335.2**	**1,200.4**	**11.2%**
Conforama	1,371.0	1,299.8	5.5%	1,371.0	1,295.1	5.9%
Fnac	1,770.4	1,614.6	9.6%	1,770.4	1,613.0	9.8%
Mobile Planet	8.8	9.3	-5.4%	8.8	8.4	4.8%
Printemps	454.8	431.3	5.4%	454.8	431.3	5.4%
Redcats	2,177.7	2,179.2	-0.1%	2,177.7	2,114.9	3.0%
Orcanta	25.4	23.6	7.6%	25.4	23.6	7.6%
Kadéos	0.9	0.0		0.9	0.7	28.6%
CFAO	918.5	843.1	8.9%	918.5	819.9	12.0%
Total Retail	**6,727.5**	**6,400.9**	**5.1%**	**6,727.5**	**6,306.9**	**6.7%**
NEW PPR	**8,062.7**	**7,679.6**	**5.0%**	**8,062.7**	**7,507.3**	**7.4%**
Rexel	3,307.8	3,329.1	-0.6%	3,307.8	3,154.1	4.9%
Other		1,265.7				
TOTAL	**11,370.5**	**12,274.4**	**-7.4%**	**11,370.5**	**10,661.4**	**6.7%**

EBIT

(in € million)	Reported H1 2004	Reported H1 2003	Change in %	Proforma H1 2004	Proforma H1 2003	Change in %
Luxury Goods	**150.4**	**120.4**	**24.9%**	**150.4**	**113.1**	**33.0%**
Conforama	86.2	87.8	-1.8%	86.2	87.3	-1.3%
Fnac	20.5	17.2	19.2%	20.5	17.4	17.8%
Mobile Planet	(0.7)	(0.6)	-16.7%	(0.7)	(0.6)	-16.7%
Printemps	1.5	0.6	150.0%	1.5	0.6	150.0%
Redcats	102.3	102.6	-0.3%	102.3	99.2	3.1%
Orcanta	(1.0)	(1.7)	41.2%	(1.0)	(1.7)	41.2%
Kadéos	0.7			0.7	(0.1)	
CFAO	82.3	77.7	5.9%	82.3	76.6	7.4%
Total Retail	**291.8**	**283.6**	**2.9%**	**291.8**	**278.7**	**4.7%**
Corporate & Holding	**(7.3)**	**(11.1)**	**34.2%**	**(7.3)**	**(12.4)**	**41.1%**
NEW PPR	**434.9**	**392.9**	**10.7%**	**434.9**	**379.4**	**14.6%**
Rexel	134.3	119.4	12.5%	134.3	113.0	18.8%
Other		68.8				
TOTAL	**569.2**	**581.0**	**-2.0%**	**569.2**	**492.4**	**15.6%**

Consolidated cash flow statement

(in € million)

Total cash flow	**531.3**
Changes in working capital	(383.2)
Changes in customer loans	21.7
Net cash from operating activities	**169.8**
Net capex	(187.4)
Free cash flow from operations	**(17.6)**
Net financial investments	(2 646.6)
Changes in financial borrowings	2,916.8
Capital increase	2.4
Dividend paid by PPR parent company	(278.9)
Dividend paid to minorities holders in consolidates subsidiaries	(14.3)
Impact of treasury shares	139.9
Impact of translation differences on cash position.	(18.2)
Net increase in cash and cash equivalents	**83.5**
Transactions with no impact on cash and equivalents : - investments in lease financing operations	9.9

Change in cash & cash equivalents / Change in net financial debt

(in € million)

Change in cash & cash equivalents	**83.5**
Changes in borrowings and financial debt	(2,916.8)
Impact of variation in exchange rates & scope on debt	(3.5)
Leased investments	(9.9)
Customer loans	(6.9)
Change in net financial debt	**(2,853.6)**

Cash flow

(in € million)		**June 2004**
EBITDA		789.0
Operating cash flow		787.0
Net financial expenses		(153.2)
Cash flow from financial activities		(138.2)
Non-recurring income and taxes		(130.0)
Net income from asset sales		(195.4)
Other		207.9
incl. Gucci write-downs	*147.7*	
incl. Rexel write-downs	*35.5*	
Non-recurring cash flow and corporate income tax		(117.5)
Total cash flow		531.3

PINAULT PRINTEMPS-REDOUTE

PINAULT
PRINTEMPS-REDOUTE

First-half Results 2004

Appendix E

09/08/2004:Gucci

adidas by Stella McCartney - Introducing the first true sport performance design collection for women

New York, Herzogenaurach/Germany, September 8, 2004 - adidas and Stella McCartney announced a long-term partnership today in New York, presenting the adidas by Stella McCartney sport performance collection. For the first time ever a high-end fashion designer has created a functional sport performance range for women. The first collection will be available in stores across the U.S., Japan and Europe starting spring/summer 2005.

Offering products for Running, Gym/Workout and Swimming as well as Cover-ups, adidas by Stella McCartney is truly a first and a genuine innovation in the women's sportswear market. 'This collection gives women what they want, products that both perform and look great', says Bill Sweeney, Project Leader and Head of Apparel at the adidas Sport Performance division. 'We combined Stella's unique design and herinstinctive insight into women with adidas' knowledge in creating breakthrough functional sports products.'

Stella McCartney adds: 'Women take both - their sports and their style - seriously. Why should we have to sacrifice one for the other? Working with adidas is a lifetime opportunity to give female sports enthusiasts a choice.'

Stella McCartney not only worked with adidas but with a number of athletes to ensure the product delivers on both performance and, of course, style. Both companies appointed a designated team to work together on the project. The cooperation is a long-term one and plans are to cover even more sport performance areas in the future. The first collection will hit retail in February 2005 and will be available in high-end department stores in the U.S. and Japan as well as 18 adidas Sport Performance Center stores in Europe. The collection will roll out twice a year, with price points ranging from 40 to 200 Euros.

Note: adidas offers products in three different divisions: Sport Performance (leading technologies), Sport Heritage (Originals models), Sport Style (sports-inspired design collaboration with Yohji Yamamoto). The adidas by Stella McCartney range is part of the adidas Sport Performance division.

For further information please contact:
Nelly Kennedy
Global PR
adidas-Salomon AG
Tel.: +49 160 884 2229
nelly.kennedy@adidas.de

Pinault-Printemps-Redoute 2004